File No. 811-09933
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                                   FORM N-8B-2





                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES





         Pursuant to Section 8(b) of the Investment Company Act of 1940




                    JACKSON NATIONAL LIFE SEPARATE ACCOUNT IV
                         (Name of Unit Investment Trust)








                         Not the issuer of periodic payment plan certificates.
                  -----
                     X   Issuer of periodic payment plan certificates.
                  -----


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                     I. ORGANIZATION AND GENERAL INFORMATION

1.       (a)      Furnish  name of the trust and the  Internal  Revenue  Service
                  Employer Identification Number.

                  Jackson National Life Separate Account IV (the "Separate Account"). IRS Employer Identification Number: Not Applicable

         (b) Furnish title of each class or series of securities issued by the trust.

                  Variable portion of modified single premium variable life insurance policies (the "Policies").

2.       Furnish  name  and  principal  business  address  and zip  code and the
         Internal  Revenue  Service  Employer   Identification  Number  of  each
         depositor of the trust.

                  Jackson National Life Insurance Company
                  (the "Company" or "Jackson National")
                  5901 Executive Drive
                  Lansing, Michigan  48911
                  IRS Employer Identification Number:  38-1659835

3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         N/A. There is no custodian or trustee.

4.       Furnish  name  and  principal  business  address  and zip  code and the
         Internal  Revenue  Service  Employer   Identification  Number  of  each
         principal underwriter currently distributing securities of the trust.

         No  Policies  are  currently  being   distributed.   When  distribution
         commences, the principal underwriter will be:

         Jackson National Life Distributors, Inc. ("JNLD")
         401 Wilshire Boulevard, Suite 1200
         Santa Monica, California  90401
         IRS Employer Identification Number: 38-3241867

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

         Michigan

6.       (a)      Furnish  the  dates  of  execution  and   termination  of  any
                  indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                  The Separate Account was established pursuant to Michigan law by resolution of the Board of Directors of Jackson National adopted on December 16, 1999, as a segregated asset account of Jackson National. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them. The resolution authorizes the issuance of the Policies.

         (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                  Not applicable.  There is no custodian or trustee.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

         The Separate Account has never been known by any other name.

8.       State the date on which the fiscal year of the trust ends.

         The fiscal year of the Separate Account ends on December 31.

                               MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority.
         Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

         See "Legal Proceedings" in the Prospectus in Exhibit D, which is incorporated herein by reference.

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

         (a)      Whether the securities are of the registered or bearer type;

                  The Policies which are to be issued are of the registered type.

         (b) Whether the securities are of the cumulative or distributive type;

                  The Policies are of the cumulative type, providing for no direct distribution of income, dividends or capital gains. Such amounts are not separately identifiable but are reflected in the Account Values and death benefit under a Policy at any time.

         (c) The rights of security holders with respect to withdrawal or redemption;

                  See "Withdrawals," "Policy Loans," and "Right to Examine the Policy" in the Prospectus in Exhibit D incorporated herein by reference.

         (d) The rights of security holders with respect to conversion, transfer, partial redemption and similar matters;

                  See "Withdrawals," "Right to Examine the Policy," "Allocation of Premium," and "Transfer of Policy Value" in the Prospectus in Exhibit D, incorporated herein by reference.

         (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement;

                  See "Termination and Grace Period" and "Reinstatement" in the Prospectus in Exhibit D, incorporated herein by reference.

         (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust;

                  See "Voting Privileges" in the Prospectus in Exhibit D, incorporated herein by reference.

         (g) Whether security holders must be given notice of any change in:

                  (1)      the composition of the assets of the trust;

                           See "Statements to Owners," "Additions, Deletions, and Substitutions of Securities," and "Modification" in the Prospectus in Exhibit D, incorporated herein by reference. Except to the extent described in the Prospectus, no changes in the terms and conditions of the Policies can be made without notice to and/or consent of Policy Owners. As described in the response to other items of this form, however, the Policies permit the Company to exercise discretion in changing certain fees and charges, restricting certain Owner rights and taking certain other actions.

                  (2) the terms and conditions of the securities issued by the trust;

                           See (g)(1) above, which is incorporated herein by reference.

                  (3) the provisions of any indenture or agreement of the trust;

                           Not applicable.

                  (4)      the identity of the depositor, trustee or custodian;

                           There is no requirement for notice to, or consent of Owners with respect to any change in the identity of the Separate Account's depositor.

         (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                  (1)      the composition of the assets of the trust;

                           See (g)(1) above, which is incorporated herein by reference.

                  (2) the terms and conditions of the securities issued by the trust;

                           See (g)(1) above, which is incorporated herein by reference.

                  (3) the provisions of any indenture or agreement of the trust;

                           Not applicable.

                  (4)      the identity of the depositor, trustee or custodian;

                           See (g)(4) above, which is incorporated herein by reference.

         (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                  See "Policy Value," "Policy Benefits and Rights," and "Charges and Deductions," in the Prospectus in Exhibit D, incorporated herein by reference.

     INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. If the trust owns or will own any securities of its regular brokers or dealers as defined in Rule 10b-1 under the Act, or their parents, identify those brokers or dealers and state the value of the registrant's aggregate holdings of the securities of each subject issuer as of the close of the registrant's most recent fiscal year.

         The Policy Owner will not be the owner of the securities held in the Separate Account, although the value of those securities will be used to calculate Policy benefits. The securities are owned by the Company but held in the Separate Account pursuant to Michigan insurance laws governing the operation of separate accounts. The securities held in the Separate Account will be shares of the Portfolios described below, which are separate investment series of the following registered, open-end management investment company or series thereof: JNL(R) Series Trust, as well as shares of such other investment companies or series thereof as the Company may make available from time to time in accordance with the terms of the Policies and applicable law.

         Jackson National Financial Services, LLC, ("JNFS") is the investment adviser to JNL(R) Series Trust. JNFS is a wholly owned subsidiary of Jackson National Life Insurance Company (JNL), which is in turn wholly owned by Prudential plc, a life insurance company in the United Kingdom. JNFS is a successor to Jackson National Financial Services, Inc. which served as investment adviser to the Trust from the inception of the Trust until July 1, 1998, when it transferred its duties as investment adviser and its professional staff for investment advisory services to JNFS.

         For additional information about the Portfolios, and their advisers and
         subadvisers,   see  "The  Separate  Account:  The  Portfolios"  in  the
         prospectus in Exhibit D, incorporated herein by reference.

         The investment objectives of the Portfolios in which the Separate Account invests are as follows:

         JNL/Alger  Growth  Series  seeks  long-term  capital   appreciation  by
         investing primarily in a diversified portfolio of equity securities of large, U.S. traded companies.

         JNL/Alliance Growth Series seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks or securities with common stock characteristics, which include securities convertible into or exchangeable for common stock.

         JNL/Eagle Core Equity Series seeks long-term capital appreciation and, secondarily, current income by investing primarily in a diversified portfolio of common stock of U.S. companies that meet the criteria for one of three separate equity strategies - the growth equity strategy, the value equity strategy, and the equity income strategy.

         JNL/Eagle Small Cap Equity Series seeks long-term capital appreciation by investing primarily in a diversified portfolio of equity securities of domestic small capitalization companies with a market capitalization at the time of purchase under $1 billion.

         JNL/J.P. Morgan Enhanced S&P 500 Index Series seeks high total return from a broadly diversified portfolio of equity securities by investing primarily in large and medium capitalization U.S. companies.

         JNL/Janus Aggressive Growth Series seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of U.S. and foreign companies selected for their growth potential.

         JNL/Janus Balanced Series seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The Series normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Series will normally invest at least 25% of its assets in fixed-income securities. The Fund may invest without limit in foreign securities.

         JNL/Janus Capital Growth Series seeks long-term growth of capital in a manner consistent with the preservation of capital through a non-diversified portfolio consisting primarily of common stock of U.S. and foreign companies selected for their growth potential. The Series normally invests a majority of its equity assets in medium-sized companies.

         JNL/Janus Global Equities Series seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in a diversified portfolio of common stocks of foreign and domestic issuers. The Series may invest to a lesser degree in other types of securities, including preferred stock, warrants, convertible securities, and debt securities, such as corporate bonds.

         JNL/Putnam Growth Series seeks long-term capital growth by investing primarily in a diversified portfolio of common stock of domestic, large-capitalization companies.

         JNL/Putnam International Equity Series seeks long-term growth of capital through a diversified portfolio consisting primarily of common stocks of non-U.S. companies. The Series normally has at least three countries represented in its portfolio, including both developed and emerging markets.

         JNL/Putnam Mid-Cap Growth Series seeks capital appreciation by investing mainly in common stocks of U.S. companies with a focus on growth stocks. Growth stocks are issued by companies whose earnings the sub-adviser believes are likely to grow faster than the economy as a whole.

         JNL/Putnam Value Equity Series seeks capital growth, with income as a secondary objective by investing primarily in a diversified portfolio of equity securities of domestic, large-capitalization companies. For this purpose, equity securities include common stocks, securities convertible into common stock and securities with common stock characteristics, such as rights and warrants. The Series considers a large-capitalization company to be one that, at the time its securities are acquired by the Series, has a market capitalization of $2 billion or greater.

         JNL/S&P Conservative Growth Series I seeks capital growth and current income by investing in a diversified group of other Series of the Trust (Underlying Series). The Underlying Series in which the JNL/S&P Conservative Growth Series I may invest are the JNL/Alger Growth Series, JNL/Alliance Growth Series, JNL/Eagle Core Equity Series, JNL/Eagle SmallCap Equity Series, JNL/J.P. Morgan Enhanced S&P 500 Index Series, JNL/Janus Aggressive Growth Series,JNL/Janus Balanced Series, JNL/Janus Capital Growth Series, JNL/Janus Global Equities Series, JNL/Putnam Growth Series, JNL/Putnam International Equity
         Series, JNL/Putnam Value Equity Series, JNL/Putnam Mid-Cap Growth Series, PPM America/JNL Balanced Series, PPM America/JNL High Yield Bond Series, PPM America/JNL Money Market Series, Salomon Brothers/JNL Global Bond Series, Salomon Brothers/JNL U.S. Government & Quality Bond Series, T. Rowe Price/JNL Established Growth Series, T. Rowe Price/JNL Mid-Cap Growth Series, and T.Rowe Price/JNL Value Series.

         JNL/S&P Moderate Growth Series I seeks capital growth and current income by investing in a diversified group of other Series of the Trust (Underlying Series). The Underlying Series in which the JNL/S&P Conservative Growth Series I may invest are the JNL/Alger Growth Series, JNL/Alliance Growth Series, JNL/Eagle Core Equity Series, JNL/Eagle SmallCap Equity Series, JNL/J.P. Morgan Enhanced S&P 500 Index Series, JNL/Janus Aggressive Growth Series,JNL/Janus Balanced Series, JNL/Janus Capital Growth Series, JNL/Janus Global Equities Series, JNL/Putnam Growth Series, JNL/Putnam International Equity
         Series, JNL/Putnam Value Equity Series, JNL/Putnam Mid-Cap Growth Series, PPM America/JNL Balanced Series, PPM America/JNL High Yield Bond Series, PPM America/JNL Money Market Series, Salomon Brothers/JNL Global Bond Series, Salomon Brothers/JNL U.S. Government & Quality Bond Series, T. Rowe Price/JNL Established Growth Series, T. Rowe Price/JNL Mid-Cap Growth Series, and T.Rowe Price/JNL Value Series.

         JNL/S&P Aggressive Growth Series I seeks capital growth and current income by investing in a diversified group of other Series of the Trust (Underlying Series). The Underlying Series in which the JNL/S&P Conservative Growth Series I may invest are the JNL/Alger Growth Series, JNL/Alliance Growth Series, JNL/Eagle Core Equity Series, JNL/Eagle SmallCap Equity Series, JNL/J.P. Morgan Enhanced S&P 500 Index Series, JNL/Janus Aggressive Growth Series,JNL/Janus Balanced Series, JNL/Janus Capital Growth Series, JNL/Janus Global Equities Series, JNL/Putnam Growth Series, JNL/Putnam International Equity
         Series, JNL/Putnam Value Equity Series, JNL/Putnam Mid-Cap Growth Series, PPM America/JNL Balanced Series, PPM America/JNL High Yield Bond Series, PPM America/JNL Money Market Series, Salomon Brothers/JNL Global Bond Series, Salomon Brothers/JNL U.S. Government & Quality Bond Series, T. Rowe Price/JNL Established Growth Series, T. Rowe Price/JNL Mid-Cap Growth Series, and T.Rowe Price/JNL Value Series.

         JNL/S&P Very Aggressive Growth Series I seeks capital growth and current income by investing in a diversified group of other Series of the Trust (Underlying Series). The Underlying Series in which the JNL/S&P Conservative Growth Series I may invest are the JNL/Alger Growth Series, JNL/Alliance Growth Series, JNL/Eagle Core Equity Series, JNL/Eagle SmallCap Equity Series, JNL/J.P. Morgan Enhanced S&P 500 Index Series, JNL/Janus Aggressive Growth Series,JNL/Janus Balanced Series, JNL/Janus Capital Growth Series, JNL/Janus Global Equities Series, JNL/Putnam Growth Series, JNL/Putnam International Equity
         Series, JNL/Putnam Value Equity Series, JNL/Putnam Mid-Cap Growth Series, PPM America/JNL Balanced Series, PPM America/JNL High Yield Bond Series, PPM America/JNL Money Market Series, Salomon Brothers/JNL Global Bond Series, Salomon Brothers/JNL U.S. Government & Quality Bond Series, T. Rowe Price/JNL Established Growth Series, T. Rowe Price/JNL Mid-Cap Growth Series, and T.Rowe Price/JNL Value Series.

         JNL/S&P Equity Growth Series I seeks capital growth and current income by investing in a diversified group of other Series of the Trust (Underlying Series). The Underlying Series in which the JNL/S&P Conservative Growth Series I may invest are the JNL/Alger Growth Series, JNL/Alliance Growth Series, JNL/Eagle Core Equity Series, JNL/Eagle SmallCap Equity Series, JNL/J.P. Morgan Enhanced S&P 500 Index Series, JNL/Janus Aggressive Growth Series,JNL/Janus Balanced Series, JNL/Janus Capital Growth Series, JNL/Janus Global Equities Series, JNL/Putnam Growth Series, JNL/Putnam International Equity
         Series, JNL/Putnam Value Equity Series, JNL/Putnam Mid-Cap Growth Series, PPM America/JNL Balanced Series, PPM America/JNL High Yield Bond Series, PPM America/JNL Money Market Series, Salomon Brothers/JNL Global Bond Series, Salomon Brothers/JNL U.S. Government & Quality Bond Series, T. Rowe Price/JNL Established Growth Series, T. Rowe Price/JNL Mid-Cap Growth Series, and T.Rowe Price/JNL Value Series.

         JNL/S&P Equity Aggressive Growth Series I seeks capital growth and current income by investing in a diversified group of other Series of the Trust (Underlying Series). The Underlying Series in which the JNL/S&P Conservative Growth Series I may invest are the JNL/Alger Growth Series, JNL/Alliance Growth Series, JNL/Eagle Core Equity Series, JNL/Eagle SmallCap Equity Series, JNL/J.P. Morgan Enhanced S&P 500 Index Series, JNL/Janus Aggressive Growth Series,JNL/Janus Balanced Series, JNL/Janus Capital Growth Series, JNL/Janus Global Equities Series, JNL/Putnam Growth Series, JNL/Putnam International Equity
         Series, JNL/Putnam Value Equity Series, JNL/Putnam Mid-Cap Growth Series, PPM America/JNL Balanced Series, PPM America/JNL High Yield Bond Series, PPM America/JNL Money Market Series, Salomon Brothers/JNL Global Bond Series, Salomon Brothers/JNL U.S. Government & Quality Bond Series, T. Rowe Price/JNL Established Growth Series, T. Rowe Price/JNL Mid-Cap Growth Series, and T.Rowe Price/JNL Value Series.

         PPM America/JNL Balanced Series seeks reasonable income, long-term capital growth and preservation of capital by investing primarily in a diversified portfolio of common stock and fixed-income securities of U.S. companies. The Series may invest in any type or class of security. The anticipated mix of the Series' holdings is approximately 45-75% of its assets in equities and 25-55% in fixed-income securities.

         PPM America/JNL High Yield Bond Series is to provide a high level of current income; its secondary investment objective is capital appreciation by investing in fixed-income securities, with emphasis on higher-yielding, higher-risk, lower-rated or unrated corporate bonds.

         PPM America/JNL Money Market Series seeks to achieve as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, short-term money market instruments by investing in high quality, U.S. dollar-denominated money market instruments that mature in 397 days or less.

         Salomon Brothers/JNL Global Bond Series seeks a high level of current income. As a secondary objective, the Series seeks capital appreciation. The Series seeks to achieve its objective through a diversified portfolio consisting primarily of fixed income securities of U.S. and foreign issuers.

         Salomon Brothers/JNL U.S. Government & Quality Bond Series seeks to obtain a high level of current income by investing primarily in a diversified portfolio of debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, including collateralized mortgage obligations backed by such securities.

         T. Rowe Price/JNL Established Growth Series seeks long-term growth of capital and increasing dividend income by investing primarily in a diversified portfolio of common stocks of well-established growth companies. A growth company is one which (i) has demonstrated historical growth of earnings faster than the growth of inflation and the economy in general, and (ii) has indications of being able to continue this growth pattern in the future.

         T. Rowe Price/JNL Mid-Cap Growth Series seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of medium-sized (mid-cap) U.S. companies which the sub-adviser believes have the potential for above-average earnings growth. The Sub-Adviser defines mid-cap companies as those whose market capitalization, at the time of acquisition by the Series, falls within the capitalization range of companies in the S&P MidCap 400 Index.

         T. Rowe Price/JNL Value Series seeks to provide long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective. In taking a value approach to investment selection, at least 65% of total assets will be invested in common stocks the portfolio manager regards as undervalued.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

(a)      Name of company;

                  JNL(R) Series Trust

(b)      Name and principal business address of depositor;

                  Not applicable.

(c)      Name and principal business address of trustee or custodian;

                  Boston Safe Deposit and Trust Company, One Boston Place, Boston, Massachusetts 02108, acts as custodian for the JNL/Alger Growth Series, JNL/Alliance Growth Series, JNL/Eagle Core Equity Series, JNL/Eagle SmallCap Equity Series, JNL/J.P. Morgan Enhanced S&P 500 Stock Index Series, JNL/J.P. Morgan International & Emerging Markets Series, JNL/Janus Aggressive Growth Series, JNL/Janus Balanced Series, JNL/Janus Capital
                  Growth Series, JNL/Janus Global Equities Series JNL/Janus Growth & Income Series, JNL/PIMCO Total Return Bond Series, JNL/Putnam Growth Series, JNL/Putnam International Equity Series, JNL/Putnam Midcap Growth Series, JNL/Putnam Value Equity Series, JNL Enhanced Intermediate Bond Index Series, JNL International Index Series, JNL Russell 2000 Index Series, JNL S&P 500 Index Series, JNL S&P MidCap Index Series, Lazard/JNL Small Cap Value Series, Lazard/JNL Mid Cap Value Series, PPM America/JNL Balanced Series, PPM America/JNL High Yield Bond Series, PPM America/JNL Money Market Series, Salomon Brothers/JNL Balanced Series, Salomon Brothers/JNL Global Bond Series, Salomon Brothers/JNL High Yield Bond Series, Salomon Brothers/JNL U.S. Government & Quality Bond Series, T. Rowe Price/JNL Established Growth Series, T. Rowe Price/JNL Midcaap Growth Series, T. Rowe Price/JNL Value Series, JNL Enhanced Intermediate Bond Index Series, JNL/SSGA International Index Series, JNL Russell 2000 Index Series, JNL S&P 500 Index Series, and JNL S&P MidCap Index Series.

                  The JNL Series Trust, 5901 Executive Drive, Lansing, Michigan 48911, acts as custodian for the JNL/S&P Conservative Growth Series I, JNL/S&P Moderate Growth Series I, JNL/S&P Aggressive Growth Series I, JNL/S&P Very Aggressive Growth Series I, JNL/S&P Equity Growth Series I, JNL/S&P Equity Aggressive Growth Series I, JNL/S&P Conservative Growth Series II, JNL/S&P Moderate Growth Series II, JNL/S&P Aggressive Growth Series II, JNL/S&P Very Aggressive Growth Series II, JNL/S&P Equity Growth Series II, JNL/S&P Equity Aggressive Growth Series II, JNL/S&P Conservative Growth Series, JNL/S&P Moderate Growth Series, and JNL/S&P Aggressive Growth Series.

         Name and principal business address of principal underwriter;

                  Jackson National Life Distributors, Inc.
                  401 Wilshire Blvd.
                  Suite 1200
                  Santa Monica, CA 90401

         (e) The period during which the securities of such company have been the underlying securities.

                  No underlying securities have to date been acquired by the Separate Account.

            INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13.      (a)      Furnish the following  information  with respect to each load, fee,  expense or charge to which (1) principal  payments;  (2)
                  underlying securities; (3) distributions; (4) cumulated or reinvested distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject:

                  (A)      the nature of such load, fee, expense, or charge;

                  (B)      the amount thereof;

                  (C) the name of the person to whom such amounts are paid and his relationship to the trust;

                  (D) the nature of the services performed by such person in consideration for such load, fee, expense, or charge.

                  For sub-paragraphs (A) to (D) of this sub-item, see "Charges and Deductions" in the Prospectus in Exhibit D, incorporated herein by reference.

         (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                  See (a) above, which is incorporated herein by reference.

         (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

                  See (a) above, which is incorporated herein by reference.

         (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian, or principal underwriter.

                  See "Charges and Deductions -- Daily Deduction," "Charges and Deductions -- Withdrawal Charge," and "Charges and Deductions -- Special Provisions for Group or Sponsored Arrangements" in the Prospectus in Exhibit D, incorporated herein by reference.

         (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                  None

         (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to
                  Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                  See "Portfolio Expenses" in the Prospectus in Exhibit D, incorporated herein by reference.

         (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith:

                  Not  applicable   since  the  Separate  Account  has  not  yet
                  commenced operations.

               INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         See "Applying for a Policy", "Allocation of Premium", and "Distribution of Policies" in the Prospectus in Exhibit D, incorporated herein by reference.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         See "Applying for a Policy", "Premium", "Allocation of Premium", and "Transfer of Policy Value" in the Prospectus in Exhibit D, incorporated herein by reference.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         See "The Portfolios" in the Prospectus in Exhibit D incorporated herein by reference.

17.      (a)      Describe  the   procedure   with  respect  to   withdrawal  or
                  redemption by security holders.

                  The procedures with respect to withdrawal or redemption by security holders are described in response to Items 10(c) and 10(d), which are incorporated herein by reference.

         (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  See Items 10(c), 10(d) and 10(e) and 17(a), which are incorporated herein by reference.

         (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                  Not applicable. Separate Account assets are used to support benefits and amounts payable under a Policy and there is no limit on the amount of Separate Account interests that may be sold.

18.      (a)      Describe the  procedure  with respect to the receipt,  custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  See "Allocation of Premium" and "The Portfolios" in the Prospectus in Exhibit D, incorporated herein by reference.

         (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Not applicable.

         (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                  The assets of the Separate Account which are allocable to the Policies constitute a reserve for the payment of benefits under the Policies. The general assets of the Company are also available to satisfy the Company's contractual obligations under the Policies.

         (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                  Not applicable.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

         The Company has responsibility for all administration of the Policies. The Company, among other things, will maintain the records and books of the Separate Account and the Sub-Accounts. It also will maintain records of the name, address, taxpayer identification number, and other pertinent information for each Owner and the number and type of Policy issued to each such Owner and records with respect to the Policy Account Value, Surrender Value, Accumulation Unit Value and the Death Benefit of each Policy. Under the Distribution Agreement among the Company, on its own behalf and on behalf of the Separate Account, and JNLD, JNLD will maintain certain records relating to the sale of the Policies. The Company may also utilize the services of a third party administrator to maintain certain records.

         See "The Portfolios" and "Statements to Owners" in the Prospectus in Exhibit D, incorporated herein by reference.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

         (a)      Amendments to such indenture or agreement;

                  Item 10(g) is incorporated herein by reference.

         (b)      The extension or termination of such indenture or agreement;

                  Items 6(a) and 6(b) are incorporated herein by reference.

         (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions;

                  Not applicable, for the reasons set forth in Item 3, which is incorporated herein by reference.

         (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed;

                  Not applicable.

         (e)      The removal or resignation of the depositor, or the failure of
                  the   depositor  to  perform  its  duties,   obligations   and
                  functions;

                  There are no provisions relative to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions. The Company is bound under the Policies and Michigan insurance law to carry out its obligations and those of the Separate Account under the Policies.

         (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                  There are no provisions relating to the appointment of a successor depositor or the procedure if a successor depositor is not appointed. The Company is bound under the Policies and Michigan insurance law to carry out its obligations (including those with respect to the Separate Account) under the Policies.

21.      (a)      State the  substance  of the  provisions  of any  indenture or agreement with respect to loans to security holders.

                  See   "Policy   Loans"  in  the   Prospectus   in  Exhibit  D,
                  incorporated herein by reference.

         (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

                  (1) the name of each person who makes such agreements or arrangements with security holders;

                  (2)      the rate of interest payable on such loans;

                  (3)      the period for which loans may be made;

                  (4)      costs  or  charges  for  default  in   repayment   at
                           maturity;

                  (5)      other   material   provisions  of  the  agreement  or
                           arrangements.

                  See   "Policy   Loans"  in  the   Prospectus   in  Exhibit  D,
                  incorporated herein by reference.

         (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                  Not applicable, since no Policies have yet been sold.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

         There are no such provisions.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

         See "Jackson National Life Insurance Company" in the Prospectus in Exhibit D, incorporated herein by reference.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

         See "General Policy Provisions" in the Prospectus in Exhibit D, incorporated herein by reference.

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
                    ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization,

         See "Jackson National Life Insurance Company" in the Prospectus in Exhibit D, incorporated herein by reference.

26.      (a)      Furnish the  following  information  with  respect to all fees received by the depositor of the trust in connection  with the exercise of any functions or duties  concerning  securities of
                  the  trust  during  the  period   covered  by  the   financial
                  statements filed herewith: (Chart omitted)

                  The Company has not received any such fees as yet.

         (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)      the nature of such fee or participation;

                  (2)      the name of the person making payment;

                  (3) the nature of the services rendered in consideration for such fee or participation;

                  (4)      the aggregate  amount received during the last fiscal
                           year  covered  by  the  financial   statements  filed
                           herewith.

                  The Company has not received any such fees.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

         See "Jackson National Life Insurance Company" in the Prospectus in Exhibit D, incorporated herein by reference.

                  OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28.      (a)      Furnish   as  at  latest   practicable   date  the   following
                  information  with respect to the depositor of the trust,  with
                  respect  to  each  officer,   director,   or  partner  of  the
                  depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor.

                  Items 29 and 30 are incorporated herein by reference.

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                  See "Officers and Directors of Jackson National" in the Prospectus in Exhibit D, incorporated herein by reference.

                    COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the depositor.

         Jackson National is a wholly-owned subsidiary of Prudential plc in London, England.

                               CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.

         Not applicable

              COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR.

                     COMPENSATION OF OFFICERS OF DEPOSITOR.

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

                  No officer, director or employee has been paid any separate remuneration by the Company for services with respect to the Separate Account.

         (b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31 (a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

                  Item 31(a) is incorporated herein by reference.

         (c) Indirectly or through subsidiaries to each of the officers or partners of the depositor.

                  Item 31(a) is incorporated herein by reference.

                            COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a)      The aggregate direct remuneration to directors;

                  Item 31(a) is incorporated herein by reference.

         (b)      Indirectly or through subsidiaries to directors.

                  Item 31(a) is incorporated herein by reference.

                            COMPENSATION TO EMPLOYEES

33.      (a)      Furnish  the  following   information   with  respect  to  the
                  aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                  Item 31(a) is incorporated herein by reference.

         (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in a supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                  Item 31(a) is incorporated herein by reference.

                          COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries:

         Not applicable, because the Separate Account has not yet commenced operations.

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

                           DISTRIBUTION OF SECURITIES

35. Furnish the names of the states in which sales of the trust's securities: (a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each state.

         No sales of the Policies have been made or are currently being made. It is presently proposed to sell the Policies in all the states and the District of Columbia, to the extent that, and at such time as, the Company obtains necessary regulatory clearance in such states to do so.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

         Not applicable.

37.      (a)      Furnish  the  following   information  with  respect  to  each
                  instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded:

                  (1)      name of officer, agency or body;

                  (2)      date of denial;

                  (3)      brief statement of reasons given for denial.

                  As to (1) through (3), none.

         (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body:

                  (1)      name of officer, agency or body;

                  (2)      date of revocation;

                  (3)      brief statement of reasons given for revocation.

                  As to (1) through (3), none.

38.      (a)      Furnish a general description of the method of distribution of securities of the trust.

                  See "Distribution of Policies" in the Prospectus in Exhibit D, incorporated herein by reference.

         (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                  The Company will execute a Distribution Agreement with JNLD whereby JNLD will distribute the Policies on a best efforts basis. The agreement will be effective on the date stipulated and will remain effective until terminated by either party upon not less than 60 days advance written notice and may not be assigned, except by operation of law.

                  See Exhibit 1-A(3)(a) and "Distribution of Policies" in the Prospectus in Exhibit D, incorporated herein by reference.

         (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                  See Exhibits 1-A(3)(b) and (c) and "Distribution of Policies" in the Prospectus in Exhibit D, incorporated herein by reference.

                  INFORMATION CONCERNING PRINCIPAL UNDERWRITER.

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                  JNLD is a corporation organized under the laws of the State of Delaware on June 22, 1995.

          (b)     State whether any principal underwriter currently distributing
                  securities   of  the  trust  is  a  member  of  the   National
                  Association of Securities Dealers, Inc.

                  Not applicable as the Separate Account currently is not distributing securities. JNLD is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc.

40.      (a)      Furnish the  following  information  with  respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith:

                  Not applicable, since no Policies have yet been sold.

         (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)      the nature of such fee or participation;

                  (2)      the name of the person making payment;

                  (3) the nature of the services rendered in consideration for such fee or participation;

                  (4)      the aggregate  amount received during the last fiscal
                           year  covered  by  the  financial   statements  filed
                           herewith.

                           The response to Item 40(a) is incorporated herein by reference. No such fee or any participation in fees are provided for. The response to Item 13(a) is incorporated herein by reference.

41.      (a)      Describe the general  character of the business  engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies, other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                  JNLD is a  broker-dealer  that intends to act as a distributor
                  of  variable  insurance  products.   JNLD  is  a  wholly-owned
                  subsidiary of Jackson National.

         (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                  Not applicable, since no Policies are currently being sold.

         (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                  Not applicable, since no sales of Policies have yet been made.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

         Not applicable, since no Policies are currently being distributed.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

         Not applicable, since no Policies have yet been sold.

       OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44.      (a)      Furnish the following  information  with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                  (1) the source of quotations used to determine the value of portfolio securities;

                           Portfolio shares are valued at net asset value, as supplied to the Company by the Portfolios or their agents.

                  (2) whether opening, closing, bid, asked or any other price is used;

                           Not applicable.

                  (3) whether price is as of the day of sale or as of any other time;

                           Item 16 is incorporated herein by reference.

                  (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

                           The Separate Account's assets and liabilities (such as charges against the Separate Account) are valued in accordance with generally accepted accounting principles on an accrual basis. With regard to charges for accrual of an income tax reserve, Item 13(a) is incorporated herein by reference.

                  (5) other items which registrant adds to the net asset value in computing offering price of its securities;

                           Not applicable, for the reasons set forth in Item 44(b), which is incorporated herein by reference.

                  (6)      whether adjustments are made for fractions:

                           (i)      before  adding  distributor's   compensation
                                    (load); and
                           (ii)     after  adding   distributor's   compensation
                                    (load):

                           Not applicable, because the Separate Account does not compute per-unit values in the manner presupposed by this Item and Item 44(b). Appropriate adjustments will be made for fractions in all computations.

         (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                  Since the Separate Account has not issued any Policies, this item cannot be answered in the way it contemplates. In return for the Premium paid, the Owners and beneficiaries have insurance coverage in the amount of the Death Benefit under the Policy and an interest in the Cash Value of the Policy. The manner of calculating these benefits, rights and interests is described in Items 10(c), (d), (e) and (i), which are incorporated herein by reference. The fees and charges to which the Policies are subject are described in Item 13, which is incorporated herein by reference, and the manner of determining the amount of Premiums under a Policy is described in Item 44(c), which is incorporated herein by reference.

         (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                  In setting its premium rates, the Company considers actuarial estimates of death and cash value benefits, terminations, expenses, investment experience and amounts to be contributed to the Company's surplus. For additional information as to how premium rates are set, see Items 13(c) and 13(a), which are incorporated herein by reference.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

         (a)      by whose action redemption rights were suspended;

         (b) the number of days' notice given to security holders prior to suspension of redemption rights;

         (c)      reason for suspension;

         (d)      period during which suspension was in effect.

         There has been no such suspension.

                REDEMPTION VALUATION OF SECURITIES OF THE TRUST.

46.      (a)      Furnish the following  information  with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

                  (1) the source of quotations used to determine the value of portfolio securities;

                           Item 44(a)(1) is incorporated herein by reference.

                  (2) whether opening, closing, bid, asked or any other price is used;

                           Not applicable.

                  (3) whether price is as of the day of sale or as of any other time;

                           Item 44(a) (3) is incorporated herein by reference.

                  (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

                           Item 44(a)(4) is incorporated herein by reference.

                  (5) other items which registrant deducts from the net asset value in computing redemption value of its securities;

                           Item 44(a)(5) is incorporated herein by reference.

                  (6)      whether adjustments are made for fractions.

                           Item 44(a)(6) is incorporated herein by reference.

         (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

                  To the extent that this paragraph is applicable, see the answers to Items 44(a) and 46(a), which are incorporated herein by reference.

          PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM
                            AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

         Item 16 is incorporated herein by reference. There is no procedure for the purchase of underlying securities or interests therein from Owners who exercise surrender rights.

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

         (a)      Name and principal business address;

         (b)      Form of organization;

         (c) State or other sovereign power under the laws of which the trustee or custodian was organized;

         (d)      Name of governmental supervising or examining authority.

                  Not applicable. The Separate Account has neither trustee nor custodian.

49. State the basis for the payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

         Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

          No such lien may be created.

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to the insurance of holders of securities:

         (a)      The name and address of the insurance company;

                  Various insurance benefits are provided under the Policies by the Company, the address of which is incorporated herein by reference to Item 2.

         (b)      The  types  of  policies  and  whether   individual  or  group
                  policies;

                  The  Policies  are  modified  single  premium   variable  life
                  insurance policies and are issued on an individual basis.

         (c)      The types of risks insured and excluded;

                  The mortality and expense risk assumed is that the Company's estimates of longevity and of the expenses incurred over the lengthy period the Policy may be in effect -- which estimates are the basis for the level of other charges the Company makes under the Policy -- will not be correct.

                  Under certain options for the payment of benefits under the Policies, the Company assumes the risk that it will be unable to invest the assets supporting the Policies at a return sufficient to pay the guaranteed minimum interest rate under such options and the expenses of administering the Policies and, in some cases, a risk that beneficiaries under such options will live longer than anticipated.

         (d)      The coverage of the policies;

                  See "Purchasing a Policy and Allocating Premium" in the Prospectus in Exhibit D, incorporated herein by reference.

         (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put;

                  The recipient of the benefits of the insurance undertakings described in Item 51(c) is either the designated primary beneficiary, any contingent beneficiaries, or the estate of the insured(s) as stated in the application for the Policy or as subsequently modified by the Owner. There is no limitation on the use of the proceeds.

         (f)      The terms and manner of cancellation and of reinstatement;

                  The insurance undertakings described in Item 51 (c) are integral parts of the Policy and may not be terminated while the Policy remains in effect, except to the extent set forth in Items 10(e) and 21(a), which are incorporated herein by reference.

         (g) The method of determining the amount of Payments to be paid by holders of securities;

                  See "Purchasing a Policy and Allocation of Premium" in the Prospectus in Exhibit D, incorporated herein by reference.

         (h) The amount of aggregate Payments paid to the insurance company during the last fiscal year;

                   Not applicable, since no Policies have yet been sold.

         (i) Whether any person other than the insurance company receives any part of such Payments, the name of each such person and the amount involved, and the nature of the services rendered therefor;

                  Item 13(e) is incorporated herein by reference.

         (j)      The  substance  of  any  other  material   provisions  of  any
                  indenture or agreement of the trust relating to insurance.

                  None except as disclosed in this registration statement.

                            VII. POLICY OF REGISTRANT

52.      (a)      Furnish the  substance of the  provisions  of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of the remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                  Items 10(g) and 10(h) are incorporated herein by reference with regard to the Company's right to substitute any other investment for shares of any Portfolio of the Funds.

         (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

                  (1)      title of security;

                  (2)      date of elimination;

                  (3)      reasons for elimination;

                  (4) the use of the proceeds from the sale of the eliminated security;

                  (5)      title of security substituted, if any;

                  (6) whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction;

                  (7) compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                  Not applicable, since no Policies have yet been sold.

         (c)      Describe   the  policy  of  the  trust  with  respect  to  the
                  substitution and elimination of the underlying securities of the trust with respect to:

                  (1)      the grounds for elimination and substitution;

                  (2) the type of securities which may be substituted for any underlying security;

                  (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

                  (4)      whether  such  substituted   securities  may  be  the
                           securities of any other investment company; and

                  (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                  Items 10(g) and 10(h) are incorporated herein by reference.

         (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                  None.

                          REGULATED INVESTMENT COMPANY

53.      (a)      State the taxable status of the trust.

                  See "Taxation of Jackson National and the Separate Account" in the Prospectus in Exhibit D, incorporated herein by reference.

         (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

                  The Separate Account has not and does not intend to so qualify.

                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities:

         Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

         Not applicable. The Policies are life insurance policies and do not operate as the usual periodic payment plan certificate. Moreover, no Policies have yet been sold and the Separate Account has no operating history.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type of each installment payment type of periodic payment plan certificate being issued by the trust.

         Not applicable, since no Policies have yet been sold.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

         Not applicable, since no Policies have yet been sold.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

         Not applicable, since no Policies have yet been sold.

59.      Financial Statements:

         Financial Statements of the Trust:

                  No financial statements are filed for the Separate Account because it has not yet commenced operations, has no assets nor liabilities, and has received no income or incurred any expense.

         Financial Statements of the Depositor:

                  "Financial Statements" in the Prospectus included in Exhibit D are incorporated herein by reference.

                                  IX. EXHIBITS

Except as otherwise noted all exhibits are incorporated by reference to the Registration Statement filed on Form S-6, of Jackson National Life Separate Account IV, filed contemporaneously herewith.

Exhibit Number                              Title

1-A(1) Resolution of Jackson National establishing Jackson National Life Separate Account IV*

1-A(2)            Not Applicable

1-A(3)(a)         Form of Distribution Agreement*

1-A(3)(b)         Form of Broker-Dealer and General Agent Sales Agreement*

1-A(3)(c)         Schedules of Sales Commissions**

1-A(4)            Not Applicable

1-A(5)(a)         Specimen Policy*

1-A(5)(b)         Specimen Convalescent Care Benefits Rider*

1-A(5)(c)         Specimen Extension of Convalescent Care Benefits Rider*

1-A(5)(d)         Specimen  Extension of  Convalescent  Care Benefits Rider with
                  Automatic Increasing Benefits*

1-A(5)(e)         Specimen Guarantee Enhancement Rider*

1-A(6)(a)         Articles of Incorporation of Jackson National*

1-A(6)(b)         By-laws of Jackson National*

1-A(7)            Not Applicable

1-A(8)(a)         Participation Agreements**

1-A(9)            Not Applicable

1-A(10)(a)        Specimen Application for Life Insurance*

1-A(10)(b)        Specimen Application for Life Insurance*

1-A(10)(c)        Specimen Supplemental Application for Variable Life Insurance*

B                 Not Applicable

C                 Not Applicable

D                 Prospectus  included  in Form S-6  Registration  Statement  of
                  Jackson   National   Life   Separate   Account  IV  (File  No.
                  333-36506), filed contemporaneously herewith***

--------------------

*Incorporated by reference to Form S-6 Registration Statement of Jackson National Life Separate Account IV (File No. 333-36506)(the "Form S-6 Registration Statement"), filed contemporaneously herewith.
**To be filed as an Exhibit for a pre-effective amendment to the Form S-6 Registration Statement, and incorporated by reference herein.
***Attached hereto.

                                    SIGNATURE


         Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Lansing and the State of Michigan on the 18th day of May, 2000.

                          JACKSON NATIONAL LIFE SEPARATE ACCOUNT IV (Registrant)

                 By:      JACKSON NATIONAL LIFE INSURANCE COMPANY (Depositor)




                 BY:      /s/ Andrew B. Hopping
                          -------------------------------------
                          Andrew B. Hopping
                          Executive Vice President and Chief Financial Officer


         Attest:  /s/ Thomas J. Meyer
                  -------------------------------
                  Thomas J. Meyer
                  Senior Vice President, General Counsel & Secretary

                                  EXHIBIT INDEX


EXHIBIT           TITLE

D Prospectus included in Form S-6 Registration Statement of Jackson National Life Separate Account IV
                  (File No. 333-36506)